Exhibit 12.1
Centene Corporation
Computation of ratio of earnings to fixed charges
($ in thousands)

	For the Nine
	Months Ended	Year ended December 31,
	09/30/06	2005	2004	2003	2002	2001
Earnings:
Pre-tax earnings from continuing operations	$(43,134)	$85,856	$70,287	$51,893	$41,136	$22,026
Addback:
Fixed charges	10,273	6,506	2,489	1,232	915	1,058

Total earnings	$(32,861)	$92,362	$72,776	$53,125	$42,051	$23,084

Fixed Charges:
Interest expense	$7,536	$3,990	$680	$194	$45	$362
Interest component of rental payments (1)	2,737	2,516	1,809	1,038	870	696

Total fixed charges	$10,273	$6,506	$2,489	$1,232	$915	$1,058

Ratio of earnings to fixed charges	(3.20)	14.20	29.24	43.12	45.96	21.82

Dollar amount of deficiency	$43,134	—	—	—	—	—

(1)	Estimated at 33% of rental expense as a reasonable approximation of the interest factor.